December 12, 2011 Medium-Term Notes, Series D Pricing Supplement No. 2011-MTNDG0162 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Callable Step-Up Coupon Notes due December 15, 2018
We have the right to redeem the notes on any interest payment date on or after December 15, 2014. From and including December 15, 2011 to but excluding December 15, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.25%. Unless redeemed by us, from and including December 15, 2014 to but excluding December 15, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.75%. Unless redeemed by us, from and including December 15, 2016 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.25%. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company, and are subject to the credit risk of Citigroup Inc.

This pricing supplement represents a summary of the terms and conditions of the notes. It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying product supplement, prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the product supplement.

KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$8,500,000
Pricing date:	December 12, 2011
Original issue date:	December 15, 2011
Maturity date:	December 15, 2018
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
4.25%, from and including December 15, 2011 to but excluding December 15, 2014
4.75%, from and including December 15, 2014 to but excluding December 15, 2016, unless redeemed by us
5.25%, from and including December 15, 2016 to but excluding December 15, 2018, unless redeemed by us

Interest payment period:	Semi-annually
Interest payment dates:
Each June 15 and December 15, beginning on June 15, 2012, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case that interest payment will be made on the first preceding business day. No adjustment will be made to any interest payment made on that succeeding or preceding business day, as applicable.  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, each such day which we refer to as a regular record date.

Day-count convention:	30/360
Redemption:
Beginning on December 15, 2014, we have the right to redeem the notes, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption dates:	December 15, 2014 and each interest payment date thereafter
CUSIP:	1730T0QU6
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Commissions and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per Note	$1,000.00	$12.50	$987.50
Total	$8,500,000	$106,250	$8,393,750
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $12.50 from Citigroup Funding Inc. for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors, collectively a fixed selling concession of $12.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $12.50 for each note they sell.  The total underwriting fee above gives effect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “Fees and selling concessions” and “Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the related product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Product Supplement filed on July 13, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due December 15, 2018

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Related to the Notes” in the accompanying product supplement and the section entitled “Risk Factors” in the prospectus supplement related to this offering. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole and not in part, on any interest payment date beginning three years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

■
The step-up feature presents different investment considerations than fixed-rate notes. Unless market interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only during the last four years of the term of the notes, because the notes are likely to be redeemed prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first three years following the issuance of the notes.  If interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or redemption, you may receive less than the principal amount of the notes.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of seven years, subject to our right to redeem the notes starting on December 15, 2014.  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
Potential for a lower comparative yield. From and including December 15, 2011 to but excluding December 15, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.25%. Unless redeemed by us, from and including December 15, 2014 to but excluding December 15, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.75%. Unless redeemed by us, from and including December 15, 2016 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.25%. These interest rates may be lower than the prevailing market interest rates at such time.  As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■
The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. (“Citigroup Global Markets”) or any other potential buyer may be willing to purchase or sell the notes in the secondary market, including:  the supply and demand for the notes, interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding and

December 2011	PS-2

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due December 15, 2018

Citigroup Inc. As a result, the market value of the notes will vary and may be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

■
The notes will not be listed on any securities exchange, and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

■
The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
Hedging and trading activity by Citigroup Funding could result in a conflict of interest. In anticipation of the sale of the notes, one or more of our affiliates have entered into hedge transactions. This hedging activity may involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

December 2011	PS-3

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due December 15, 2018

General Information
U.S. federal income tax considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussions under “Certain United States Federal Income Tax Considerations—United States Holders—Payments of Interest” and “Certain United States Federal Income Tax Considerations —Non-United States Holders” in the accompanying product supplement for more information.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying product supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $12.50 from Citigroup Funding for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, and their financial advisors, collectively a fixed selling concession of $12.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $12.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Related to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement for more information.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.  See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement for more information.

Calculation agent:	Citigroup Financial Products, Inc.
Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914) 225-7000). All other clients may contact their local brokerage representative.  Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

December 2011	PS-4

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due December 15, 2018

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

This pricing supplement represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying product supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document, in connection with your investment in the notes.

Validity of the Notes

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

Additional Information

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the stated maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.587% per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

© 2011 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

December 2011	PS-5

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these notes in any state where the offer is not permitted.

____________________ TABLE OF CONTENTS
Citigroup Funding Inc.

Medium-Term Notes, Series D

Callable Step-Up Coupon Notes due
December 15, 2018
($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
December 12, 2011
(Including Product Supplement Dated July 13, 2011, Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

Page

Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-4
Validity of the Notes	PS-5
Additional Information	PS-5

Product Supplement
Summary Information—Q&A	PRS-2
Risk Factors relating to the Notes	PRS-6
Description of the Notes	PRS-14
Provisions Relating to the Underlying Benchmark	PRS-17
Certain United States Federal Income Tax Considerations	PRS-23
Plan of Distribution; Conflicts of Interest	PRS-30
ERISA Matters	PRS-30
Annex A- Underling Benchmarks	A-1

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28